Exhibit 1

NEWS RELEASE

For Immediate Release
11th November 2004

CanWest Bids for Northern Ireland Radio Licence

Belfast, Northern Ireland: CanWest Global Communications Corp., Canada’s largest media company, and the launch partner of TV3 Ireland, has announced its plans to bid for a new FM radio licence in Belfast. CanWest was until recently the largest shareholder of Ulster Television plc and operates the Republic of Ireland’s number one private sector television network. CanWest also owns and operates, among other media properties, more than 30 radio stations and networks around the world.

The application for the Belfast licence is for a new station called Live 105, which will air a format targeted at an older demographic with talk programming, punctuated by easy listening popular music. The format is the result of extensive market research and consultation undertaken over the past several months.

Live 105’s board of directors includes local business leaders with extensive radio and business experience in Northern Ireland. Tony Hopkins, CBE, the chairman of Laganside Corporation, will act as chairman of the new consortium and will be joined by Nicky Dunn, Chief Executive of the Odyssey Arena, the multi-function entertainment centre in Belfast; Don Anderson, formerly the head BBC Radio Ulster; Richard Johnson, director of Seven Broadcast; Tom Strike, President of CanWest MediaWorks International; Rick Hetherington, Chief Executive of TV3 Ireland; and Peter Viner, Vice President of CanWest with responsibility for radio development.

Live 105’s licence application will be submitted to OFCOM, the regulatory authority in London, by December 8, 2004. The regulator is not expected to make a decision on the applications until spring of 2005.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com) is an international media company. CanWest is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia and Ireland.

For further information, contact:

CanWest Global Communications Corp.	or	Live 105 Belfast
Geoffrey Elliot		Don Anderson
Vice President, Corporate Affairs		Ph: 028 9181 7930 or
Ph: +1 204 956-2025		Ph: 0780 3833180
Fax: +1 204 947-9841